June 24, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Voya Prime Rate Trust

(SEC File Nos. 333-203624; 811-05410)

(SEC File Nos. 333-203653; 811-05410)

Dear Ms. Browning:

This letter responds to follow-up comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on June 22, 2016, for the Registration Statements on Form N-2 of Voya Prime Rate Trust (“Registrant”) filed on April 25, 2016. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                      Comment:            The Staff requested that the Registrant confirm that the discussion in the first and second paragraphs under “How Shares are Priced” on page 24 of the prospectus consistently and accurately describes the Registrant’s pricing policies with respect to its reliance on services provided by the Consolidated Tape Association (“CTA”). The Staff further requested that the Registrant disclose that the CTA relies on securities market data and state the sources that the CTA relies on in determining transaction prices.

Response:             The Registrant confirms the “How Shares are Priced” section accurately describes the Registrant’s reliance on the CTA’s services and notes that it relies on the CTA in two different circumstances, both of which are described. The first paragraph under “How Shares are Priced” states that the NAV of the Registrant’s common shares is calculated as of the time the CTA determines to be the close of the New York Stock Exchange’s regular trading session. The second paragraph discusses how securities are valued and states that a “security listed or traded on an exchange is valued at its last sales price or official closing price as of the close of the regular trading session on the exchange where the security is principally traded or, if such price is not available, at the last sale price as of the Market Close for such security provided by the CTA.”

The Registrant respectfully declines to include the sources of the CTA’s pricing data, as the Registrant believes the disclosure appropriately describes the CTA as “the central distributor of transaction prices for exchange-traded securities,” and, further, Form N-2 does not require the Registrant to disclose the methodologies and sources relied upon by the CTA (which may change from time to time without notice to the Registrant).

2.                                      Comment:            The Staff requested that the Registrant confirm whether it may invest in asset-backed securities, in particular privately-issued mortgage-backed securities, as part of its investment strategy and, if so, to direct the Staff’s attention to disclosure describing this investment strategy. The Staff further requested that the Registrant confirm how it complies with its fundamental investment policy not to concentrate with respect to these investments.

Response:             The Registrant may invest in asset-backed securities, including private mortgage-backed securities, to a limited extent and directs the Staff’s attention to the disclosure on page 2 of the Prospectus under the heading “Other Investment Strategies and Policies,” which paragraph states:

The Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans, notes, and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; corporate debt securities; and equity securities incidental to investment in loans. See “Investment Objective and Policies” later in this Prospectus. [emphasis added]

As disclosed in the Registration Statement, the Registrant’s investments in asset-backed securities are limited to 20% of the Registrant’s assets and, therefore, will fall below the Registrant’s 25% industry concentration limit.

3.                                      Comment:            The Staff requested that the Registrant confirm that the definition of “Managed Assets” as used in the Registrant’s investment management agreement clearly describes how the Registrant’s use of leverage will be treated for purposes of calculating Managed Assets.

Response:             The Registrant so confirms. The Registrant’s investment management agreement states that: “Managed Assets” shall mean the Fund’s average daily gross asset value, minus the sum of the Fund’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares.)”

4.                                      Comment:            The Staff requested that the Registrant confirm or, in the alternative, revise its Prospectus and SAI to reflect that, for the purposes of considering its sub-

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classification as a diversified company and its fundamental industry concentration policy, in situations where a bank loan or loan participation does not shift to the Registrant the direct debtor/creditor relationship with the borrower, the Registrant treats both the interposed financial institutions and the borrower as issuers. See Pilgrim Prime Rate Trust, SEC No-Action Letter, Fed. Sec. L. Rep. ¶ 79,321 (June 29, 1989).

Response:             The Registrant confirms that in situations such as those described by the Staff, the Registrant treats both the interposed financial institutions and the borrower as issuers, as stated in the Statement of Additional Information.

5.              Comment:            The Staff requested that the Registrant confirm that the Expense Limitation Agreement (“ELA”) in effect for the Registrant is in compliance with the 2009 Investment Companies Industry Developments Audit Risk Alert Item 73 (“ARA-73”), and that it reflects a limitation on recoupment to the lesser of (i) the expense cap in effect at the time of waiver, and (ii) the expense cap in effect at the time of recapture.

Response:             The ELA applicable to the Registrant states that “Any amounts recouped from a Fund shall be recouped in accordance with the 1940 Act.”  The Registrant confirms that any recoupments pursuant to this agreement will be limited to the lesser of (i) the expense cap in effect at the time of waiver, and (ii) the expense cap in effect at the time of recapture.

6.                                      Comment:            The Staff acknowledged the Registrant’s confirmation in the Registrant’s initial response letter to the SEC dated June 17, 2016 that it does not currently invest in real estate investment trusts (“REITs”) and requested that the Registrant provide a supplemental representation that it will revise its disclosure if it should determine to invest in REITs in the future.

Response:             The Registrant represents that it will revise its disclosure if and when it were to determine to invest in REITs in the future.

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc: Elizabeth Reza, Esq.

Timothy Diggins, Esq.

Kristen Freeman, Esq.

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ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 24, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:         Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Dear Ms. Browning:

Voya Prime Rate Trust (the “Registrant”) recognizes the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. Lastly, the Registrant recognizes that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:           Elizabeth J. Reza, Esq.

Ropes & Gray LLP